FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

Alamos Gold Inc. (the “Company” or “Alamos”)

Suite 1503, 110 Yonge Street

Toronto, Ontario

M5C 1T4

Item 2.  Date of Material Change

November 7, 2005

Item 3.  News Release

The news release was issued at Toronto, Ontario on November 7, 2005.

Item 4.  Summary of Material Change

Alamos announced that a resource estimate has been completed on the El Salto/Mina Vieja portion of the Mulatos deposit. The El Salto area is located adjacent to the Estrella Pit, which is currently being mined. The new drill program was undertaken to support reserve expansion and to fully delineate the zone through step-out drilling. A total of 76 new reverse circulation infill and step-out drill holes (13,213 meters) were added to 81 previously existing reverse circulation and diamond drill holes. The additional drilling resulted in an increase of 188,000 contained Measured and Indicated Mineral Resource gold ounces at a 0.5 g/t gold cutoff grade compared to the 2004 resource estimate of this area. Total Measured and Indicated gold Resource ounces in the El Salto/Mina Vieja model area are now 527,000 ounces compared to 339,000 ounces in the 2004 estimate, representing a 55% increase in resource ounces.

Item 5.  Full Description of Material Change

Reference the accompanying news release dated November 7, 2005.

Item 6.  Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.  Omitted Information

Not Applicable

Item 8.  Executive Officer

The following Executive Officer of the Company is available to answer questions regarding this report:

John A. McCluskey

President and Chief Executive Officer

416.368.9932 (ext 203)

Item 9.  Date of Report

Dated at Toronto, Ontario, this 7th day of November, 2005.

Monday, November 07, 2005	For Immediate Release

Alamos Gold Increases Resources by 55% In the El Salto/Mina Vieja Areas, Mulatos Deposit, Mexico

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX:AGI) announces that an updated resource estimate has been completed on the El Salto/Mina Vieja portion of the Mulatos deposit. The El Salto area is located adjacent to the Estrella Pit, which is currently being mined.

The new drill program was undertaken to support reserve expansion and to fully delineate the zone through step-out drilling. A total of 76 new reverse circulation infill and step-out drill holes (13,213 meters) were added to 81 previously existing reverse circulation and diamond drill holes.

The additional drilling resulted in an increase of 188,000 contained Measured and Indicated Mineral Resource gold ounces at a 0.5 g/t gold cutoff grade compared to the 2004 resource estimate of this area. Total Measured and Indicated gold Resource ounces in the El Salto/Mina Vieja model area are now 527,000 ounces compared to 339,000 ounces in the 2004 estimate, representing a 55% increase in resource ounces.

Alamos is conducting metallurgical testing and pit design work for a reserve estimate. M3 Engineering and Technology Corporation and Independent Mining Consultants from Tucson, Arizona are assisting in the study, scheduled for completion in December 2005.

The following table summarizes the Measured and Indicated gold Resources for the El Salto/Mina Vieja area at several gold cutoff grades. The Mineral Resources shown in the table below comply with the definitions for Measured and Indicated Resources as outlined by the Canadian Institute of Mining and Metallurgy (CIMM) and NI 43-101 guidelines.

Item 10.  Table 1. El Salto/Mina Vieja Gold Resources - November 2005 Model

Au Cutoff (g/t)	Measured Resource			Indicated Resource			Total M + I Resource
	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Tonnes (000)	Au (g/t)	Au Ozs (000)

0.2	3,227	0.68	71	29,855	0.67	643	33,082	0.67	714
0.3	2,808	0.74	67	27,321	0.71	624	30,129	0.71	691
0.4	2,220	0.85	61	21,530	0.81	561	23,750	0.81	622
0.5	1,662	0.99	53	15,691	0.94	474	17,353	0.94	527
0.6	1,259	1.13	46	11,272	1.10	399	12,531	1.10	445
0.7	942	1.29	39	8,397	1.26	340	9,339	1.26	379
0.8	731	1.45	34	6,357	1.42	290	7,088	1.42	324
0.9	574	1.62	30	4,953	1.59	253	5,527	1.59	283
1.0	441	1.83	26	3,997	1.74	224	4,438	1.75	250

Mike Lechner, President of Resource Modeling Inc. of Tucson, Arizona, prepared the resource estimate. Mr. Lechner is recognized as a Qualified Person according to the requirements of NI 43-101. Block gold grade estimation was constrained by 0.25 g/t gold-grade envelopes that were constructed using alteration distribution and other known geologic controls as a guide in drawing the boundaries. Gold grades were estimated using inverse distance weighting methods for blocks located inside and outside of the 0.25 g/t gold grade envelopes. Gold resource classification was based on the number of drill holes used to estimate each block along with the proximity of the drill hole data to the blocks. Measured and Indicated Mineral Resources were restricted to blocks located within the 0.25 g/t grade envelope.

Measured Mineral Resources were defined as blocks located within 6 meters of drill hole data. Indicated Mineral Resources were defined as blocks that were estimated by one or more drill holes located within 18 meters of a block or two or more holes located within 36 meters of a block. Inferred Mineral Resources were assigned to blocks located within 37 to 74 meters from drilling information inside of the 0.25 g/t gold grade envelope. Outside of the 0.25 g/t envelope, Inferred Mineral Resources were assigned to blocks that were estimated by two or more drill holes located within 36 meters of the blocks.

Strict sampling and QA/QC protocol were followed. All samples were collected as 1.5-meter-long intervals. The drill hole samples were shipped to ALS/Chemex in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia for analysis by ALS Chemex. The samples were analyzed by fire assay methods using an atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t. Standards and blanks were routinely submitted into the sample stream as a part of Alamos’s QA/QC program. Check assay work was performed at Skyline Labs in Tucson, Arizona and iPL in Vancouver, British Columbia.

Underground infill drilling is in progress in the Escondida zone, located 500 meters to the northeast of El Salto. Approximately 1,000 meters of a total 1,700 meter drift have been completed from portals at opposing ends of the drift. Alamos has completed 490 meters of underground drifting into the Escondida Zone in order to establish drill stations from which to drill off the deposit to sufficient density for reserve development. Underground drill stations are also being developed in the El Victor mineralized area, which will be the focus of drilling in 2006.

Operations have been advancing on schedule with the major earth works nearing completion. Approximately three million tonnes of waste have been removed from the Estrella Pit which completes the pre-stripping portion of the mine plan. Approximately 500,000 tonnes of ore will be mined during the balance of the quarter with approximately a 1:1 waste to ore ratio. The Estrella Pit has a life of mine waste to ore ratio of 1.4:1. The waste to ore ratio in 2006 will be 2.3:1.

Conference call - Release of Financial Information

Financial results for the period ended September 30, 2005 will be released on or before November 14, 2005. Alamos will host a conference call to discuss operating and exploration results on Tuesday, November 15, 2005 at 8:00 am PST/11:00 a.m. EST.

You may access the call by calling the operator at 416-695-6120 or toll free 1-800-766-6630 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275 or North America toll free 1-888-509-0082.

The meeting will be webcast by CCN Matthews and can be accessed from Alamos' web site at www.alamosgold.com

Alamos common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:
John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: vvargas@alamosgold.com
_____________________________________________________________________________________

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in Alamos’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.